UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

USA TRUCK, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

902925106

(CUSIP Number)

Stone House Capital Management, LLC

Attn: Mark Cohen

950 Third Avenue, 17th Floor

New York, NY 10022

(212) 543-1500

with a copy to:

Rick A. Werner

Haynes and Boone, LLP

30 Rockefeller Plaza

26th Floor

New York, NY 10112

(212) 659-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 5, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 902925106

1.	Names of Reporting Persons Stone House Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 875,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 875,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 875,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.5%
14.	Type of Reporting Person (See Instructions) OO, IA

CUSIP No. 902925106

1.	Names of Reporting Persons SH Capital Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 875,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 875,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 875,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.5%
14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 902925106

1.	Names of Reporting Persons Mark Cohen
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 875,000
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 875,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 875,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.5%
14.	Type of Reporting Person (See Instructions) IN, HC

This Amendment No. 8 to Schedule 13D is jointly filed by and on behalf of each of the Reporting Persons to amend the Schedule 13D related to the common stock (the “Common Stock”) of USA Truck, Inc., a Delaware corporation (the “Issuer”) previously filed by the Reporting Persons with the Securities and Exchange Commission (the “Commission”) (as amended, the “Schedule 13D”). Each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 3.	Source and Amount of Funds or other Consideration

Item 3 of the Schedule 13D is hereby supplemented as follows:

“In open market purchases on May 5, 2016 and May 9, 2016, Partners expended an aggregate of approximately $437,091.94 (excluding commissions) to acquire an additional 23,156 shares of Common Stock of the Issuer. Funds used to acquire these additional shares of Common Stock of the Issuer have come from general working capital of Partners.”

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

“(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.

Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

Each Reporting Person may be deemed to be a member of a group with respect to the Issuer or securities of the Issuer for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

(b) Number of shares as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote:

See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of:

See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of:

See Item 10 on the cover page(s) hereto.

Partners is the record and direct beneficial owners of the securities covered by this Schedule 13D. Partners has the power to vote or to direct the vote of (and the power to dispose or direct the disposition of) the shares owned by it.

As general partner of Partners, Stone House may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock of the Issuer beneficially owned by Partners. Stone House does not own any shares of Common Stock of the Issuer directly and disclaims beneficial ownership of any shares of Common Stock of the Issuer beneficially owned by Partners.

As the managing member of Stone House, Mr. Cohen may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) any shares of Common Stock of the Issuer beneficially owned by Stone House. Mr. Cohen does not own any shares of Common Stock of the Issuer directly and Mr. Cohen disclaims beneficial ownership of any shares of Common Stock of the Issuer beneficially owned by Stone House.

As of the date hereof, no Reporting Person owns any shares of Common Stock of the Issuer other than as set forth in this Item 5.

(c) Transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by the Reporting Persons are described below:

Transaction Date	Effecting Person(s)	Shares Acquired	Shares Disposed	Price Per Share		Description of Transaction
05/05/2016	SH Capital Partners, L.P.	8,156		$17.46	(1)	Open Market Purchase
05/09/2016	SH Capital Partners, L.P.	15,000		$19.64	(1)	Open Market Purchase

(1)	Excluding commissions of $0.03 per share.

(d) Not applicable.

(e) Not applicable.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 10, 2016	STONE HOUSE CAPITAL MANAGEMENT, LLC

	By:	/s/ Mark Cohen
	Name:	Mark Cohen
	Title:	Managing Member

SH CAPITAL PARTNERS, L.P.

	By:	Stone House Capital Management, LLC
	Its:	General Partner

	By:	/s/ Mark Cohen
	Name:	Mark Cohen
	Title:	Managing Member

MARK COHEN

/s/ Mark Cohen

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Amendment to the Schedule 13D relating to the Common Stock of the Issuer filed by the Reporting Persons with the Commission on May 7, 2015).

99.2	2015 Cooperation Agreement, by and among the Reporting Persons and the Issuer, dated February 25, 2015 (incorporated herein by reference to Exhibit 99.1 to the Amendment to the Schedule 13D relating to the Common Stock of the Issuer filed by the Reporting Persons, Baker Street Capital, L.P., Baker Street Capital Management, LLC, Baker Street Capital GP, LLC and Vadim Perelman with the Commission on February 26, 2015).

99.3	Amendment to Cooperation Agreement, by and among the Reporting Persons and the Issuer, dated May 5, 2015 (incorporated by reference to Exhibit 99.3 to the Amendment to the Schedule 13D relating to the Common Stock of the Issuer filed by the Reporting Persons with the Commission on May 7, 2015).

99.4	Underwriting Agreement, by and among Partners, Baker Street Capital, L.P., the Issuer, and Stephens Inc. and Cowen and Company, as representatives of the underwriters, dated May 14, 2015 (incorporated by reference to Exhibit 1.1 to the Form 8-K filed by the Issuer with the Commission on May 18, 2015).